NEWS RELEASE

ELD No. 07-13

TSX: ELD  AMEX: EGO

July 30, 2007

Kisladag Mine Update

VANCOUVER, BC – Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (‘Eldorado” the “Company” or “we”) provides an update on the Kisladag mine subsequent to our press release of July 12, 2007.

The Turkish Ministry of Environment (“MOE”) on July 19, 2007 received official notification from the 6th Department of Council of State ordering the shut down of the Kisladag mine within 30 days.  Such order is in the nature of an interim injunction issued by the Appellate Court, pending a decision on the case.  The closure of the mine is expected to occur on August 20, 2007. The MOE will provide its instructions to close the mine, together with the Order, to the Office of the Governor of the Province of Usak for delivery to the Kisladag Mine.  The Company is working with the appropriate Turkish Government Agencies to ensure that the closure is implemented in a fashion which secures and preserves the Company’s assets while obtaining permission to reopen the mine as soon as possible.  The Company anticipates a decision should be rendered on the case within two months following the end of Turkish Judicial holidays in early September.  The case involves the challenge of the EIA Report and, on the basis of the Company’s confidence in both the methodology and integrity of the EIA Report, the Company anticipates that the decision should be positive to Eldorado.

“Whilst the temporary shutdown of our mine is a significant disappointment for the Company and all its Turkish stakeholders, the Company remains confident that the integrity of the EIA Report and the impeccable operating record of the mine will result in a positive decision by the court and a successful reopening of the mine”, commented Paul Wright, President and Chief Executive Officer.

Eldorado is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China. We operate Kisladag Mine and Tanjianshan Mine. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

Chief Operating Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario) .  Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 29, 2007.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 29, 2007.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com